Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

The following ad hoc announcement was first made available on November 10, 2025 by Northern Data AG.

Disclosure of an inside information acc. to Article 17 of the Regulation (EU) No 596/2014

Northern Data Enters into a Business Combination Agreement with Rumble

Frankfurt – 10 November 2025 – Northern Data AG (ETR: NB2) (“Northern Data”) today entered into a business combination agreement with Rumble Inc. (NASDAQ: RUM, “Rumble”) in connection with Rumble’s intention to make a tender offer (the “Proposed Offer”) for 100% of the outstanding shares of Northern Data.

Each Northern Data shareholder who tenders its shares will receive 2.0281 shares of newly issued Rumble Class A common stock in exchange for each Northern Data share (with customary settlement mechanisms for fractional shares).

In addition, the Proposed Offer provides for a potential cash payment to Northern Data shareholders who accept the Proposed Offer as well as other shareholders who have agreed to sell their shares to Rumble in an amount of up to USD 200 million (the “Cash Consideration Amount”). The Cash Consideration Amount will be due solely in the event there is a successful sale and commercialization of Northern Data’s previously owned Corpus Christi location to a leading global infrastructure asset management firm that is currently evaluating the location for HPC purposes under an exclusivity agreement. The Cash Consideration Amount payable, if any, will be calculated based on actual net proceeds received by Northern Data from such transaction prior to the closing of the Proposed Offer. The terms under which Corpus Christi could be developed for HPC were previously disclosed in a press release published on 3 November 2025.

The launch of the Proposed Offer is subject to certain conditions expected to be satisfied during the first or second quarter of 2026. The agreements include significant additional commercial commitments to support Northern Data conditioned upon closing, in particular a customer agreement with Tether in an aggregate amount of up to USD 150 million for GPU leasing over a two-year term and a commitment to fund up to USD 200 million of any potential tax liabilities in cooperation with Rumble.

At closing of the Proposed Offer, Northern Data’s currently outstanding approx. EUR 610 million shareholder loan will be acquired by Rumble (or a subsidiary thereof) from Tether and continue as an intercompany loan. In exchange, Tether will receive 50% of the loan balance as Rumble Class A common stock at a price per Rumble share of USD 7.88, with the remaining 50% being paid in the form of a new loan from Tether to Rumble (secured by assets of Northern Data). Tether has further agreed that prior to closing it will not terminate the existing shareholder loan and that the interest accrued on it will be capitalized.

There is no minimum acceptance rate for the Proposed Offer. Tether, as well as an affiliate of the current CEO of Northern Data, Aroosh Thillainathan, and another large shareholder, who together own approximately 72% of Northern Data’s shares, have entered into support agreements for the transaction, pursuant to which they have agreed to sell their shares to Rumble on the same terms as in the Proposed Offer. Closing of these transactions would occur simultaneously with closing of the Proposed Offer.

In the business combination agreement, Rumble and Northern Data have agreed that no domination and profit and loss transfer agreement will be concluded for a period of at least three years after closing of the Proposed Offer and that the inclusion of Northern Data’s shares in the open market (Freiverkehr) of the Munich Stock Exchange (and, if applicable, any other stock exchange) shall be terminated upon Rumble’s request after closing of the Proposed Offer. There will be no delisting offer.

The launch of the Proposed Offer is expected to occur during the second quarter of 2026. The transaction is expected to close in the second quarter of 2026, subject to satisfaction of closing conditions and regulatory approvals.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act.

When the exchange offer referenced in this communication (the “Offer”) is launched in accordance with the definitive agreements for the transaction, such Offer will only be made pursuant to a Registration Statement on Form S-4 and related information statement and other relevant documents to be filed by Rumble with the Securities and Exchange Commission (“SEC”). Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC in connection with the Offer, when launched, as they become available because they will contain important information about the transaction. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer, when launched. Investors and security holders of Northern Data will be able to obtain free copies of the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov.

Neither the SEC nor any U.S. state securities commission has passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offence in the United States.

Certain Information Regarding Participants

Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in any such solicitation, if applicable, which may, in some cases, be different from those of Rumble’s stockholders generally. Information regarding the directors and executive officers of Rumble is contained in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2024, and its Proxy Statement on Schedule 14A, dated April 25, 2025, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Rumble’s and Northern Data’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; risks that the condition to the publication of the offer document relating to the outcome of an independent investigation to be conducted by Northern Data into certain VAT tax-related allegations is not satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the ability to successfully complete the proposed transaction; regulatory or other limitations imposed as a result of the proposed transaction; the success of the business following the proposed transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the possibility that the requisite number of Northern Data’s shares may not be tendered in the exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that the announcement or consummation of the proposed transaction could have adverse effects on the market price of Rumble’s Class A common stock or Northern Data’s capital stock or the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in Northern Data’s annual and interim financial reports made publicly available and Rumble’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rumble’s Form 10-K for the fiscal year ended December 31, 2024 and Rumble’s Form 10-Q for the quarterly period ended September 30, 2025, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated transaction, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the registration statement that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in connection with the contemplated transaction. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Rumble or Northern Data has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Rumble on the date hereof, and Rumble disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Rumble or Northern Data. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction or Rumble’s or Northern Data’s ability to successfully complete the proposed transaction or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Rumble’s and Northern Data’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Rumble does not assume any duty to update or revise forward-looking statements herein, whether as a result of new information, future events or otherwise, as of any future date.